MD Holdings Corp.
135 Carolstowne Road
Reisertown, Maryland  21136

June 16, 2008

Securities Exchange Commission
John Gottlieb
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:         MD Holdings Corp.
Amendment Number One to Registration Statement on Form S-1
File No. 333-149013
Filed Apri1 10, 2008

Dear Mr. Gottlieb:

We represent MD Holdings Corp. (the “Company” or “MD Holdings”). We are in receipt of your letter dated April 30, 2008 regarding the above referenced filing and the following are our responses:

About Our Company, page 1

1.	We note your response to comment 7. Please move the first paragraph to the end of the summary. Please revise as follows:
•	disclose whether since you were founded in 1999 you have had any other paid employee other than Mr. Davis;
•	explain the basis for you claim that the merger was an arms length transaction given that Mr. Davis controlled both entities; and
•	as we requested, disclose the aggregate purchase price paid (the "valuation of the business and the operations") for MD Mortgage as well as the value per share of each entity.

Response:  The first paragraph has been moved to the end of the summary.  We have not had any other paid employee other than Mr. Davis since our founding in 1999; this has been disclosed.  The merger was not an arms length transaction and this has been disclosed.  We have also discussed that there was no purchase price paid for MD Mortgage and the offering price was arbitrarily determined by our sole officer and director.

2.	We note your response to comment 8. Please revise the summary and management's discussion to discuss the following:
•
provide significantly more detail regarding your "poor financial condition" including, but not limited to, the significance and basis for the going concern opinion of your auditor, your drop in revenues, your increase in losses despite cuts in expenses and your limited assets;

•	as we requested, discuss the history of low revenues and losses at your wholly owned subsidiary;

Securities Exchange Commission

•	discuss the extent to which your financial condition has deteriorated since December 31, 2006 and since December 31, 2007;
•	disclose the amount of additional capital you will need to operate over the next twelve months:
•	disclose the terms under which Mr. Davis has and will provide financing necessary for you to operate;
•	disclose the reasons why you are "entirely dependent on Mr. Davis to provide financing and the extent of your efforts to obtain financing from other sources;"
•	as we requested, discuss your business strategy to which you refer in the risk factors and how you will finance the strategy, and
•	as we requested, discuss your "plans for expansion" to which you refer in the risk factors and how you will finance the plans given the going concern determination.

Response:  The summary and management’s discussion has been revised to provide significantly more detail regarding the company’s poor financial condition including, but not limited to, the significance and basis for the going concern of the company’s auditor, the drop in revenues, the increase in losses despite cuts in expenses, and the limited amount of assets.  Additionally the history of low revenues and losses at the company’s wholly owned subsidiary has been discussed, as well as the extent to which the company’s financial condition has deteriorated since December 31, 2006 and since December 31, 2007.  The amount of additional capital needed to operate over the next twelve months.  Additionally, we have disclosed that Mr. Davis has not been successful in obtaining additional financing and there is no certainty that he will be able to obtain additional financing.  Lastly, we discuss our business strategy and how it will be financed.

3.	Please describe your business including but not limited to the following:
•	explain how you earn revenue and provide revenues for different types of loans for which you acted as a mortgage broker in 2006 and 2007;
•	identify your market area based upon 2007 revenues and disclose the percentage of your revenues from each area;
•
describe the types of mortgages on which you have earned commissions in 2006 and 2007 including the types of properties and the extent to which your revenues from 2006 and 2007 involved sub prime mortgages;

•	disclose the number of mortgages you for which you have received commission in 2006 and separately in 2007 and the range of the amount of commissions in 2006 and separately in 2007; and
•
as we requested, discuss how you have been affected by recent developments in the mortgage business in your market area, particularly sub prime loans which comprised forty percent of your loans in the 2006 fiscal year.

Response:  The description of the business has been expanded to include an explanation of how revenue is earned and provided for different types of loans for which the company acted as a mortgage broker in 2006 and 2007; our market area based upon 2007 revenues and the percentage of our revenues from each area have been identified; the types of mortgages on which we have earned commissions in 2006 and 2007 including the types of properties and the extent to which our revenues from 2006 and 2007 involved sub prime mortgages have been described; the number of mortgages for which we have received commissions in 2006 and separately in 2007, as well as the range of the amount of commissions in 2006 and separately in 2007 have been disclosed; and we have discussed how the company has been affected by recent developments in the mortgage business in our market area, particularly sub-prime loans which comprised twenty five percent of our loans in the 2006 fiscal year.

Securities Exchange Commission

Terms of the Offering, page 1

4.	We note your response to comment 9. Please disclose the following:
•	the aggregate value of the company on which Mr. Davis based his determination of the offering price;
•	all of the shareholders that arc not affiliates of the company arc offering all of their shares for resale;
•	all of these shares were purchased by the non-affiliates four months ago in January 2008; and
•	MD Holdings and its control persons are acting as underwriters in this offering.

Response:  We have disclosed that Mr. Davis arbitrarily determined the offering price for the securities and the aggregate value of the company was not used in determining the offering price.  Additionally, we have stated that all of the shareholders that are not affiliates of the company are offering all of their shares for resale and that all of these shares were purchased by the non-affiliates four months ago in January 2008.  Lastly, we have disclosed that MD Holdings and its control persons may be deemed underwriters in this offering.

5.	Please provide more detail regarding the reasons for the stock split including how it is in the interest of shareholders to have "additional non-affiliate shares in the float."

Response:  We explained in more detail why the forward stock split is in the best interest of the shareholders and why it is in their interests to have additional “non-affiliate shares in the float”.

Recent Upheaval in the Mortgage Market page 1

6.	We note your response to comment 6. Please revise this section as follows:
•	discuss the fact that you suffered losses before the upheaval in the mortgage market;
•	address the specific circumstances of the home mortgage market in the market areas in which you have earned most of your revenues; and
•	quantify the decline in mortgages, new and existing home sales in those counties in which you have earned most of your revenues.

Response:  This section has been revised to discuss the fact that the company suffered losses before the upheaval in the mortgage market.  We have also addressed the specific circumstances of the home mortgage market in the market areas in which we have earned most of our revenues.  Lastly, the decline in mortgages for new and existing home sales in those counties in which we have earned most of our revenues have been quantified.

Risk Factors. Page 2

7.
Please revise each risk factor to "provide the information investors need to assess the magnitude of the risk." We refer you to Staff Legal Bulletin No.7 (sample comments 34 and 38). In some cases, the consequence of a risk materializing will be that you will be no longer able to operate.

Securities Exchange Commission

Response:  Each risk factor has been revised to provide the information that investors need to assess the magnitude of the risk.

8.
We note your response to comment 11. Please revise this risk factor to focus on your risks and your problems, expenses difficulties. Please delete claims that that these are "frequently encountered by a small developing company."

Response:  This risk factor has been revised to focus on our risks, our problems, our expenses and our difficulties.  We also deleted all claims that these issues are frequently encountered by a small developing company.

9.	Please add a risk factor addressing your precarious financial condition and the opinion of your auditors that there is "substantial doubt' about your ability to continue as a going concern."

Response:  A risk factor has been added to address our precarious financial condition and the opinion of our auditors that there is substantial doubt about our ability to continue as a going concern.

10.
We note your response to comment 12. As we requested, please revise the second risk factor, consistent with your disclosure on page 12-13 to reflect the fact that given your current financial condition, you will need financing to operate as a going concern and if you are unable to secure such financing there is risk that you will cease operations. Given your poor financial condition including your lack of assets, and your extremely limited revenues, please delete references to your "significantly expanding" your operations and acquiring any other entities.

Response:  Consistent with our disclosure on page 12-13, the second risk factor has been revised to reflect the fact that given our current financial condition, the company will need financing to operate as a going concern, and if we are unable to secure such financing there is risk that we will cease operations.  References to the company significantly expanding its’ operations and acquiring any other entities has been deleted.

11.
We note your response to comment 14. Please revise the risk factor to explain why the disclosure requirements "may cause a reduction in the trading activity" and how they ""may affect the ability of broker-dealers to sell our common stock."

Response:  The risk factor has been revised to explain why the disclosure requirements may cause a reduction in the trading activity and how they may affect the ability of broker-dealers to sell our common stock.

Determination of Offering Price. page 3

12.
We note your response to comment 17. Please reconcile the offering price with the price per share at which you sold stock in a private placement and issued stock in return for legal services four months ago in January 2008 (adjusted for the stock split) and discuss the extent to which your financial condition has improved or declined in the intervening four months.

Securities Exchange Commission

Response:  The offering price has been reconciled with the price per share at which we sold stock in a private placement and issued stock in return for legal services four months ago in January 2008 (adjusted for the stock split).  We have discussed that there has not been any changes to our business and the only change in the offering price was to adjust it according to the 15 for 1 forward split.  Additionally, we have discussed that our financial condition has neither improved nor declined in the intervening four months.

Description of Business, page 8

13.
We note your response to comment 19. Please identify your market area based upon 2007 revenues and disclose the percentage of your revenues from each area. Please disclose the range of loans for which you acted as mortgage broker in 2006 and 2007.

Response:  Based upon 2007 revenues, we have identified our market area and included the percentage of our revenue from each area.  The range of loans for which we acted as mortgage broker in 2006 and 2007 has been disclosed as well. ..

Online Mortgage Services, page 10

14.	Please disclose the amount of revenues earned in 2007 from online mortgage services.

Response: The amount of revenues earned in 2007 from online mortgage services has been disclosed.

Business Philosophy and Competitive Strategy. page 10

15.	We note your response to comment 20. Please delete all references to your employing multiple mortgage brokers since you only employ one.

Response: All references to the company employing multiple mortgage brokers have been deleted.

Management's Discussion and Analysis, Page 12

16.
Please provide updated discussion and analysis of your financial condition. Please discuss the extent to which your financial condition has changed since the auditors issued their going concern opinion.

Response:  We have updated the discussion and analysis of our financial condition.  We have also discussed the extent to which our financial condition has changed since the auditors issued their going concern opinion.

17.
Please provide updated discussion and analysis of the current condition of the real estate market in your particular market area including but not limited to the decline in sales of new and existing homes and the decline in the median home price.

Response:  We have provided updated discussion and analysis of the current condition of the real estate market in our particular market area including but not limited to the decline in sales of new and existing homes and the decline in the median home price.

Securities Exchange Commission

18.
   Please provide detailed discussion and analysis of the opinion of your auditors that there is "substantial doubt" about your ability to continue as a going concern including but not limited to the following:

•	your lack of working capital;
•	stockholders deficiency;
•	accumulated deficit;
•	negative cash flow from operations; and
•	little or no assets.

Response:  A detailed discussion and analysis of the opinion of our auditors that there is substantial doubt in our ability to continue as a going concern has been provided.  This discussion includes but is not limited to our lack of working capital, stockholders deficiency, accumulate deficit, negative cash flow from operations, our little or no assets.

19.	Please provide detailed analysis of the reasons for your history of losses even when the housing market was strong.

Response:  We have provided a detailed analysis of the reasons for our history of losses even when the housing market was strong.

20.	Please reconcile your statement in the second paragraph that "we expect to continue to generate revenues to allow us to continue to operate" with the following:
•	your significant losses on 2007 despite your substantial cuts in expenses; and
•	the opinion of your auditors that there is "substantial doubt" about your ability to continue as a going concern

Response:  The statement in the second paragraph that “we expect to continue to generate revenues to allow us to continue to operate” has been deleted.  We disclosed that we will need to rely on additional funding or increased revenue in order to be able to continue as a going concern.

21.
Please provide detailed analysis of the "actions" you are taking to "obtain additional loans", obtain equity funding and to "implement" your strategic plans to which your accountants refer in note 4 to the financial statements.

Response:  We have explained that we have not been able to obtain additional funding at this time but expect that upon developing a trading market for the company’s common stock we will seek additional sources of financing thru licensed broker dealers within the capital markets.

22.
Please provide discussion and analysis of the history of your financing including your inability to secure funding from sources other than Mr. Davis. Discuss your recent private placement which only raised $3,156.

Response:  We have provided discussion and analysis of the history of our financing including our inability to secure funding from sources other than Mr. Davis.  Additionally, we have discussed our recent private placement which only raised $3,156.

23.	Please explain the reasons why given the your lack of capital and the going concern opinion you are not offering any shares of the company but only offering shares of your CEO and other shareholders.

Securities Exchange Commission

Response:  We have explained the reasons why given the lack of our capital and the going concern opinion, we are not offering any shares of the company but only offering shares of our CEO and other shareholders.

24.
 Please explain the reasons why given your lack of capital and the going concern opinion you are paying for all the expenses of this offering, an estimated $25,000, for the selling shareholders to sell to the public shares that you sold them in January. Please include discussion of the following:

•	you only received an aggregate of $3,156 from the selling shareholders when you sold them the stock they are now reselling
•	as of December 31, 2007, you only bad $3,144 in cash; and
•	your accountants state that your ability to continue as a going concern is dependent on your ability to raise additional capital.

Clarify that you will have to borrow the funds to pay for the expenses of this offering.

Response:  We have explained that it is important for us to pay for all the expenses of this offering, an estimated $25,000, for the selling shareholders to sell to the public shares that we sold them in January (even given our lack of capital) because we want to instill confidence in our shareholders which will help us attract additional investors once we develop a trading market for our securities.  We have also discussed the fact that we only received an aggregate of $3,156 from the selling shareholders when we sold them the stock they are now reselling and that, as of December 31, 2007, we had only $3,144 in cash.  Also included in our discussion is that our accountants state that our ability to continue as a going concern is dependent on our ability to raise additional capital.  Additionally, we have clarified that we will have to borrow the funds in order to pay for the expenses of this offering.

Plan of Operations, page 13

25.
Please explain the basis for your claim that you "expect to be able to satisfy our cash requirements to continue to operate over the next twelve months" given your significant operating losses and your deteriorating liquidity and capital position.

Response:  We have deleted the claim that “we expect to be able to satisfy our cash requirements to continue to operate over the next twelve months” and have stated that we will need to rely on additional funding to be able to continue as a going concern.

Employees, page 13

26.
Please move the second paragraph to the beginning of the MD and A section and explain how these steps address the going concern opinion and will improve you financial condition. Moreover, explain how you will pay the $15,000 in additional expenses that you anticipate spending.

Response:  The second paragraph has been moved to the beginning of the MD and A section and we have explained how these steps address the going concern opinion and will improve our financial condition.  Additionally, it has been explained how we will pay the $25,000 in additional expenses that we anticipate spending.

Securities Exchange Commission

Recent Sales of Unregistered Securities. page II-1

27.	Please revise this section as follows: disclose the value you gave to the "founder shares" you issued in January 2007; and disclose the shares you sold in August 2006.

Response:  This section has been revised by removing the reference to the “founder shares” because the shares were not issued as founders shares but rather they were issued pursuant to the share exchange agreement.  Additionally, the August 2006 reference was a typographical error and it should have referred to the shares sold in January 2008.  No shares were sold in August 2006.  The change has been made to state that the shares sold in January 2008 were exempt from registration.

Consolidated Statement of Changes Stockholders' Equity (Deficiency). page F-4

28.
We note your response to prior comment 27. It remains unclear to us how a stock split (or dividend) could result in a negative APIC balance. Given that you did not legally change the par value of your common stock as a result of the split, this transaction appears more akin to a stock dividend that would result in the capitalization of retained earnings. Please revise accordingly or provide us with a detailed analysis of how your current accounting treatment is appropriate based on the guidance in Chapter 7.B of ARB 43. Please also refer to FRR.T.214.

Response:  The stock split was retroactively treated in accordance with Chapter 7.B of ARB 43, the par value of the shares was treated as a dividend. The dividends recorded on the effective date of the dividend of January 30, 2008 as a charge to retained earnings. The charge to retained earnings was calculated by multiply the dividend shares (385,320,460) by the par value of $0.001 this resulted in a charge of  $385,320.

Note 5 – Subsequent Events, Pages F-10 –F-11

29.
We note your disclosure pursuant to Item 26 on page II-1 that you sold 118,350 shares of common stock post-split to 31 investors in January 2008 for an aggregate offering price of $3,156. Please revise your financial statement footnotes to disclose this subsequent event.

Response:  The financial statement footnotes have been revised to disclose that we sold 84,600 shares of common stock post-split to 31 investors in January 2008 for an aggregate offering price of $2,256. The remaining shares were issued in 2007 and are included in the 2007 footnotes and statement of equity.

Common Stock Issued for Cash, Page F-10

30.
Your disclosure that you sold 84,600 shares for an aggregate price of $34,000 implies that the shares were sold at an offering price of $0.40. Please advise us how this price was determined in light of other recent transactions for which the offering price was $0.0267 per share. If the number of shares disclosed is pre-split, please revise to disclose the number of shares that were issued after giving retroactive adjustment to the 15-for-1 stock split.

Response:  We have revised our disclosure to make it clear that we sold 84,600 shares for an aggregate price of $2,256 and that these shares were sold at $0.0267 per share.  These numbers are all post-forward slit numbers and have been adjusted accordingly.  We included in our disclosure that this purchase price was arbitrarily determined by our sole officer and director, Marshall Davis.

Securities Exchange Commission

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MD Holdings Corp.

By:    /s/   Marshall Davis
        Marshall Davis